ACCOUNT AGREEMENT
IPS iFUND

I.        Introduction

          In order to invest in the IPS iFund, you must read and sign this Agreement. You should carefully review this Agreement and the iFund’s prospectus before investing. You should be familiar with the iFund’s operations and understand your responsibilities as a Shareholder.1 If after reading the Agreement and the prospectus, you have any questions, please call 1-800-249-6927.

            This Agreement:

  Gives a general overview of the iFund, an interactive, shareholder-managed mutual fund.
  Provides an overview of the Shareholder-controlled investment management process.
  Describes each step of the management process in detail.
  Addresses important legal rights and responsibilities.
  Asks you to acknowledge important legal information.

II.       The iFund

          The iFund is an interactive, shareholder-managed mutual fund. It is not suitable for all investors. Unlike conventional mutual funds, the stocks will not be selected by a professional investment adviser. Instead the iFund’s holdings will be determined by you and other Shareholders.

          Shareholders are required to actively participate in the investment management process through the Internet by nominating and voting for stocks to be purchased and sold by the iFund. The iFund’s adviser, IPS Advisory, Inc. (Advisor), will then execute the Shareholders’ instructions, after ensuring that the transactions can be practicably carried out (for example, in light of the iFund’s cash position or applicable regulatory constraints).

          The iFund will seek to achieve its objective, long-term growth of capital, by investing in New York Stock Exchange, American Stock Exchange and NASDAQ National Market-listed companies that are introducing or benefiting from major new technologies or business models, or that otherwise have the potential for very high growth rates.

            The iFund is only appropriate for you if you:

  Have a computer and access to the Internet;
  Have experience using Web-based applications;
  Will regularly monitor the iFund's holdings and cash position;
  Will participate in the process of researching and nominating potential investments for the iFund; and
  Will vote on stocks nominated for purchase or sale by the iFund.

III.     Step-by-Step Overview of the iFund's Management Process

Inception Period: During the iFund’s inception, many or all of the iFund’s investment management decisions may be made by the Advisor. The nomination and voting process will be followed from the iFund’s inception, but at the outset there may not be enough investors and voting participants to allow the iFund to function solely under the direction of Shareholders. As a result, during the inception period the Advisor may be managing the iFund jointly with the Shareholders. In addition, the iFund may have a large cash position during the inception period until appropriate investment opportunities are identified. The Advisor and the Board of Trustees will reassess, on a quarterly basis, the Shareholders’ ability to conduct the investment management process independent of the Advisor. The goal will be to transition the iFund’s investment process to the Shareholders alone at the earliest possible date. The Advisor will provide Shareholders with frequent updates, through the Web Site (www.ipsfunds.com), of this process until the transition is complete.

The following provides a step-by-step overview of the iFund’s normal investment management process.

1.          You Monitor the Financial Markets and the iFund's Holdings

            The iFund's Shareholders will be its investment managers. As such, in order to intelligently participate in the investment management process, you will have to monitor:

  the stock markets,
  general economic conditions,
  the iFund's stock holdings, and
  the iFund's cash positions.
  Changes in technology.

1 The terms "you," "Shareholder" and "Shareholders" are used interchangeably in this Agreement.

2.           You Help Determine the Percentage of Votes Required to Conduct Trades

          Based on your monitoring, you must then determine the percentage of votes required to conduct trades. Stocks will be purchased or sold when they receive a certain percentage of fund shares voted in their favor (i.e., when the votes reach a certain threshold of total fund shares). That threshold amount is called the Market Order Percentage, or MOP. When Shareholders access the iFund’s site for the first time each day, they will input what they think the MOP should be for the next day. Based on that input, the Advisor will apply a formula and calculate the applicable MOP each day. (For purposes of the MOP, votes are based on a 1-person, 1-vote rule.) The Advisor will set a minimum to ensure that the decisions are not made by a tiny percentage of the Shareholders.

          The MOP may vary daily. Since it is not fixed, it allows Shareholders to react to market conditions. If there is great volatility, investors may decide that greater consensus is necessary before trades are conducted. Similarly, if there are a lot of attractively priced stocks, shareholders may decide that a lower MOP is warranted.

3.           You Nominate and Discuss Stocks

          After voting on the MOP, Shareholders will be able to nominate stocks to be purchased or sold. Shareholders must give a reason to support their nomination. Other Shareholders are also expected to comment on the nomination, providing input as to whether the nomination is a good or bad suggestion. Stocks that are nominated will appear on a Nominee List.

4.          You vote on Nominations

          Once a stock has been nominated (either for purchase or sale), Shareholders can vote for that nomination. Shareholders will also vote on the percentage of fund assets to be invested in that stock. 2 Each Shareholder’s vote will be weighted by the number of shares owned by that Shareholder. If more than 5% of the outstanding shares vote for a stock, the stock will appear on a Candidate List, which highlights the trades being considered.3 If votes for a stock reach the MOP, the Advisor will execute the trade if practicable. If a stock fails to reach the MOP it may be replaced by another stock from the candidate list with a higher percentage of shares voted in its favor. A stock that is replaced on the Candidate List returns to the Nominee List.

2 The Advisor will weight the votes and arrive at the appropriate amount.
3 The 5% figure is subject to change. The figure is set by the Advisor and may be changed by the Advisor at its discretion.

5.            Advisor Oversees and Supports the Process

            The Advisor will oversee the investment management process and provide support services. The Advisor will ensure that trades are conducted within legal and regulatory constraints. It will also ensure that the transactions can be practicably carried out in light of the iFund's cash position and portfolio holdings. In addition, the Advisor will provide access to brokerage research, and use reasonable efforts to maintain (and enhance) a secure website, develop the database engine required to enable the Shareholders to conduct the iFund's management efficiently, and post the iFund's holdings on its Internet site, www.ipsfunds.com, on a real time basis, to the extent practicable. The Advisor will also regularly communicate with Shareholders through the iFund's Web site, and support Shareholder discussion through a chatroom and message board.

IV.          Details of iFund’s Management Process

Setting MOP

          The first time Shareholders access the iFund’s Web site each day they will input what they think the MOP should be for the next day. The MOP will be recalculated on a daily basis, as an average of the past five days input, and is subject to daily fluctuation. The minimum is set by the Advisor. A minimum percentage of outstanding fund shares is necessary to ensure that the decisions are not made by a tiny percentage of the Shareholders.4 The minimum is currently at 5%, but may change at the Advisor’s discretion.

          The MOP is a critical part of the management process. It is expected that this percentage will vary daily, as Shareholder and broad market sentiments change. For instance, during periods of nervousness, negativity or very high valuations, it is expected that Shareholders will increase the MOP by their voting, in order to make it more difficult for a stock to be either bought or sold. This will have the effect of requiring a higher degree of unanimity on the part of Shareholders before buying or selling a stock during periods of overvaluation. During periods of corrections, it is expected that Shareholders as a group will vote to decrease the MOP, in order to make it possible to more easily and quickly add desirable stocks to the iFund. Thus, the MOP voting process makes the iFund more flexible, and quickly responsive to market and economic conditions.

Nominating Stocks

          All Shareholders and the iFund Advisor may nominate stocks for purchase or sale. The stocks of companies already owned by the iFund may be nominated for additional purchases. There are no limits on how many stocks may be nominated, provided that the stocks nominated for purchase adhere to the objectives, restrictions, and investment strategies noted in the prospectus. Once nominated, the Advisor will post the stock as a Nominee, provided that – if nominated for purchase – the iFund does not already have 5% or more of its assets invested in that stock.

4  Shareholder votes each day for the MOP are not weighted by number of shares owned, unlike voting for a stock. A one-person, one-vote rule applies. The MOP is calculated as the average of the votes for the last five days (this is currently the default). The MOP will be calculated by 9:00 a.m. each business day, before the opening of the NYSE.

          When the stock becomes a Nominee, it then appears, along with other Nominees, on the Nominee List.5  There are two different Nominee Lists – a Sale Nominee List, and a Buy Nominee List. Each Nominee List consists of companies nominated for consideration by the Shareholders. The Advisor has the authority to remove those stocks from the Nominee List that have occupied the List the longest and have the lowest percentage of shares voted in their favor.

          The Advisor reserves the right to remove stocks from the Nominee list, or to refuse to list stocks on the Nominee list, which do not meet the iFund’s objectives or strategies as described in the prospectus. The Advisor will make the determination solely at its discretion.

          Voting and nomination are performed as separate acts. Once a stock is nominated for purchase or sale, it becomes a Nominee, whether any votes have been cast in favor of the stock or not. The act of nomination does not automatically obligate a Shareholder’s shares in favor of that Nominee. The vote must be cast separately from the nomination; i.e., you may nominate without voting, and vice versa.

          Once on the Nominee List, Shareholders may begin voting for the Nominee, either to sell it from the iFund’s portfolio, or to purchase it for the iFund. Shareholders can only vote once to buy or sell a stock during a voting cycle and must vote all their shares.6 When Shareholders vote their shares, they are recorded in favor of the Nominee. The votes are tallied by converting the Shareholder’s shares into a percentage of total shares outstanding, and the percentage of shares voted in favor of the Nominee is updated continuously and displayed to three decimal places on the Web site’s Nominee List.

Voting on Stocks

          Once 5% or more of the iFund’s outstanding shares vote for a Nominee, it may become a Candidate stock. (The 5% figure is set by the Advisor at its discretion and is subject to change.) Candidate stocks will appear on a Candidate List. The list will consist of no more than 10 stocks, which have graduated from the Nominee List by having the highest percentage (over 5%) of outstanding shares voted in their favor. The iFund’s Website will update the Candidate List continuously to reflect the ten stocks with the highest percentage of shares in their favor, and which have met the minimum 5% requirement (or other percentage determined by the Advisor) .

          Shareholders may vote for a stock as either a Nominee or a Candidate, but they may vote only once in either a buy or sell voting cycle for a particular stock. 7 The percentage of votes in favor of the Candidate will be updated continuously, and displayed to three decimal places on the Web site’s Candidate List.

5 The Fund will not enter into short sales. As such, nominees for short sales are prohibited.
6 Generally, a cycle begins when a stock is nominated and ends when it is purchased or sold, or when it is removed from either the Nominee List or the Candidate List.
7 See footnote 6 for definition of a voting cycle.

          A Nominee with a higher percentage of Shareholder votes is removed from the Nominee List and placed on the Candidate List. Stocks, thus move on and off of the Candidate List from the Nominee List in order to ensure that the Candidate List is always composed of the 10 stocks with the largest percentage of Fund shares voted in their favor. A stock which is removed from the Candidate List as a result of purchase for, or sale from the iFund will be replaced by the stock from the Nominee List with the highest percentage of shares voted in its favor. As with the Nominee List, there are two types of Candidate List – a Sale Candidate List and a Buy Candidate List.

Purchasing or Selling Stocks

          After a Candidate has received the necessary percentage of outstanding shares (i.e., once it achieves the MOP), it automatically becomes a Market Order to the Advisor, who must then buy or sell the indicated amount of the stock as soon as is practicable. (Of course, if it is a purchase, it is assumed that there are sufficient funds to conduct the trade and that the trade, in the Advisor’s opinion – and solely in its opinion – will not violate any applicable legal or regulatory constraints.) Shareholders will have no input into the actual price at which a trade is executed or the time of execution.

V.           Shareholder Responsibilities

  Monitor the iFund’s holdings and cash position (which will be provided by the Advisor on the Web in a real-time basis, to the extent practicable) to determine how much cash is available for iFund purchases.
  Perform research to find stocks that are appropriate investments for the iFund.
  Nominate stocks to be purchased or sold for the iFund and provide the company’s Internet address (URL) and a brief rationale for the nomination.
  Vote on whether Candidates should be purchased or sold.
          5)
  Classify stocks nominated for purchase in terms of industry sectors. When nominating stocks for purchase, Shareholders will be asked to determine in which industry sector the stocks belong (i.e., technology, financial services, medical, etc.). For legal reasons, the iFund will have no more than 25% of its assets invested in any one industry sector.
  Establish the MOP (the Market Order Percentage, or the percentage of outstanding shares required to purchase or sell securities), by voting each day the first time that they log onto the iFund’s Web site, but not more than once per day.
General Voting Rules
  Shareholder votes for purchases or sales are weighted by the number of shares owned. A Shareholder must vote all shares owned, or refrain from voting. Partial votes are not allowed.

  In order to vote, Shareholders must log onto the Secure Web Server using a User ID and Password.
  When voting to purchase a stock, Shareholders will be asked what percentage, up to 5%, of the iFund's total assets should be invested in that stock. Each Shareholder’s vote will be weighted by the number of Fund shares he owns. A formula will then produce a weighted percentage of assets to be invested. The Advisor will then purchase the shares, rounded down to the nearest 100. The Advisor will not purchase shares of a stock in excess of 5% of the iFund’s net assets.
  When voting to sell a stock, Shareholders will vote on whether the iFund should sell 25%, 50%, 75%, or all of a stock position. Again, a Shareholder’s vote will be weighted by the number of shares he owns. The Advisor will then weight the percentages and sell the weighted amount, rounded down to the nearest 100 share amount. A weighted sale vote above 75% will result in the sale of the iFund’s entire position in that stock.
  A Shareholder may vote on a stock only once, either as a Nominee or as a Candidate, but not both, prior to either purchase or sale.
  Shareholders may vote on as many Candidates or Nominees as they wish, but only once for each one during a buy or sell voting cycle.8
  A Shareholder has the option of undoing his or her vote prior to a stock reaching the MOP. Votes may be undone while the stock is on either the Nominee or Candidate List.

General Rules for Nominations
  Nominees for purchase must be accompanied by the Internet address (URL) for the company Web site, as well as a brief rationale for buying the stock.
  Shareholders must only nominate stocks for purchase that qualify under the Objectives and Restrictions in the Prospectus, and they must explain why they qualify.
  Shareholders must thoroughly understand the iFund’s objectives and strategies as discussed in the Prospectus, and the limitations on what stocks may be owned by the iFund.
  A buy Nomination may not be made for an existing iFund stock that constitutes 5% or more of the iFund's assets.
  A sell Nomination may not be made if the stock does not exist in the iFund. Short sales are not allowed.
  The Advisor may make Nominations, although it may not vote on them.

8 See Footnote 6 for definition of a voting cycle.

VI.           Advisor Responsibilities and Overriding Discretionary Authority

          While the Advisor seeks to place as much of the investment management process as possible in the hands of the iFund’s Shareholders, not all of the responsibilities can be carried out by the Shareholders. The Advisor must supervise the process to ensure that all applicable regulations are complied with. As such, the Advisor will have the following responsibilities that will be fulfilled solely at the Advisor’s discretion. If the Advisor determines that it must act or supersede the normal management process, Shareholders will have no input. You must acknowledge that, subject to a general standard of reasonableness, the Advisor can take any action it deems necessary in fulfilling the following responsibilities. You must also acknowledge that only the Advisor, at its discretion, can determine the circumstances that warrant intervention.

General Responsibilities
  To buy or sell a stock after it has achieved the MOP, and becomes a Market Order.9
  To set the percentage at which a Nominee becomes a Candidate. The Advisor may change this percentage as deemed necessary to maintain a flow of stock from Nominee to Candidate status, depending on experience, and the number of Shareholders that actually vote on a regular basis.
  To provide access to brokerage research to Shareholders.
  To ensure that the cash held in the iFund is properly invested in interest-bearing securities, either through a money market fund, or by direct purchase.
  To ensure, to the extent practicable, that the iFund’s investable cash is adequate for potential redemptions during normal market conditions, without having to be forced to sell securities to meet redemptions.
  To determine, during market emergencies (such as requests for redemptions in excess of cash available to meet those redemptions), which iFund securities to sell, and to execute the sales without going through the normal voting process.
  To calculate the percent of shares voted in favor of each Nominee and Candidate on a continuous basis, or as soon as possible. Shareholders may vote on non-business days and hours, and their votes will be continuously updated.
  To determine the exact number of shares to buy, when Shareholder votes in favor of a security have converted a Candidate into a Market Order. The Advisor will round the number of shares downward to the nearest 100 shares.
  To determine the final number of shares of the iFund’s holdings in a stock to be sold. This will be calculated by an algorithm that will weight each 25% increment by the number of votes cast for that increment. If the weighted percentage is in excess of 75%, then 100% of the iFund’s holdings will be sold.

9 The Advisor will not conduct after hours trades. It will only conduct trades on normal business days, during regular market hours, when the New York Stock Exchange, American Stock Exchange, and NASDAQ markets are open for business (generally 9 a.m. to 4 p.m. Monday through Friday).

  To completely sell very small amounts of stock left in the iFund by Shareholders. Such amounts will be defined as anything below 0.10% of total iFund assets. This percentage may be changed at the discretion of the Advisor.
  If sufficient cash is not available to purchase all stocks at levels specified by Shareholders when multiple stocks hit the MOP simultaneously, the Advisor will buy the stocks in the order of the MOP, highest MOP first, until available cash is exhausted.
  To select which brokers to use, and which brokers to direct trades to, in return for research and other services to the iFund Shareholders.
  To negotiate with the brokerage firms the transaction fees to be charged to the Fund.
  To determine how and when to execute an order to purchase or sell stock.
  To redeem shares of any shareholder who does not participate in the voting process during a 182 day period; who behaves in a manner on message boards or in chat rooms that is unnecessarily rude or abusive; who posts research or other information in violation of the policies of the research or other firm; or who violates the rules of the SEC regarding securities trading on insider information, front running, etc.

  To define industry sectors, and determine in which sector a stock belongs. If in the Advisor’s judgment, a Shareholder has incorrectly assigned a stock to a sector, the Adviser will change the designation.
Legal Responsibilities
  To ensure that the iFund does not violate the rules or regulations governing the iFund's operations.
  To ensure that Nominees adhere to the iFund's stated investment objective and strategies. If necessary, this will be achieved by creating a list of stocks that will be automatically rejected by the Web site whenever they are nominated.
  To interpret, whenever necessary, the Fund's Investment Objectives and Strategies as stated in the Prospectus.
  To alert Shareholders when a sector is in excess of the maximum allowed 25% of iFund Assets, and call for Sale Nominees from that sector.10 If none are proposed, or none reach the MOP within 7 days, the Advisor may decide what to sell to bring the iFund into compliance
  To vote proxy statements in the best interests of the Shareholders.

Please Note: The iFund’s management process, detailed above, may be modified. New rules or conditions may be added. Changes will be made solely in the Advisor’s discretion. If changes are made, the Advisor will provide advance notice of the changes to the extent practicable.

10 The determination of what constitutes a sector for concentration purposes is subjective, and will be determined solely at the Advisor's discretion.

VII.         Important Legal Issues

New Concept

          The iFund is based on a new and unproven concept. You must be willing to accept the risk that comes with exploring a new frontier. You must also be willing to assume the risks associated with conducting transactions through the Internet (outages, power failure, possible security problems, access delays, etc.). You should read the iFund’s prospectus for more disclosure on the iFund’s risks.

          By signing this Agreement, you acknowledge that you are aware of and are willing to assume the risks and responsibilities associated with the iFund.

Disclaimer of Warranties

            Subject to the representations noted in this document, IPS Funds and Advisor disclaim all implied warranties relating to the services provided in connection with the Fund.

Internet Fees

          Although the Advisor does not charge a fee to use its website services, you could incur expenses, such as Internet service provider fees, when you access the information online.

Confidentiality/Misappropriation

          As a Shareholder, you will receive information about the iFund’s holdings and trading activities. You must keep such information confidential and not use it to benefit your personal accounts, or for any purpose unrelated to the iFund’s management. By signing this Agreement you represent that you will agree to keep the iFund’s information confidential and not to use it for your own personal benefit or for any purposes other than managing your investments in the iFund.

          If you don’t keep such information confidential, or if you use it for your own personal trading, you may violate the federal securities laws and be subject to civil or criminal proceedings. The Advisor will automatically redeem the shares of any shareholder who abuses this confidentiality, and the shareholder will no longer be allowed to invest in the iFund. Furthermore, the Advisor will fully cooperate with law enforcement officials in any investigations involving the violation of this confidentiality. If the Advisor suspects illegal conduct, it reserves the right to contact law enforcement officials and request that they initiate an investigation.

          Shareholders will be able to view, on a real time basis, the voting process when stocks are nominated for purchase or sale by the iFund. Shareholders cannot use that information to trade ahead of the iFund. This practice may be a violation of the federal securities laws. The Advisor reserves the right to communicate any perceived violations to the Enforcement Division of the SEC, and the Adviser will fully cooperate with law enforcement officials if Shareholders are suspected to be trading ahead of the iFund.

Information Posted on Website

          IPS Funds and Advisor and their employees assume no responsibility for the accuracy, completeness, objectivity, or usefulness of the information presented on the iFund’s Web site. We will not intentionally publish inaccurate information, but we do not guarantee the accuracy of the information presented on the Web site. We do not promise that any of the material on our site will be delivered to you in a timely, secure, or uninterrupted manner. We do not endorse any recommendation or opinion made by any Shareholder.

You agree that:
  All the information presented about yourself on the IPS Funds application is true and accurate.
  You will conduct yourself in a responsible manner when using the iFund’s Web site.
  You will not use the iFund for illegal purposes including posting information you know to be false, unlawful, libelous, harassing, profane, abusive, threatening, obscene, vulgar, or otherwise objectionable.
  You will not use the iFund to distribute junk mail, spam, chain letters, or any other form of an unapproved mass e-mail or solicitation.
  You will only use the research provided through the Website for managing the iFund. You will not distribute nor reproduce it in any manner for any other use; nor will you share the research with anyone else.

            Please report any violations of these terms to IPS Advisory, at 1-800-232-9142.

          By posting material on our site you represent that you own such material or that you have permission from the owner to post such material, and that you have permission to grant, and do grant, to IPS Funds, an unlimited irrevocable license to use such material in any manner we see fit, including modifications for any purposes.

Security and Maintenance Measures Imposed by IPS Funds

          IPS Funds employs reasonable procedures to confirm that your instructions communicated on the Web site are genuine. Such procedures include, personal identification each time you visit the Web site, providing e-mail transaction confirmations to the e-mail address on record, and employing other precautions reasonably designed to protect the integrity, confidentiality and security of your shareholder and account information. IPS Funds will also monitor usage and may deny access when an incorrect password is entered multiple times, when the account is inactive for 182 days or more, or when unusual trading patterns are detected.

Governing Law

            This Agreement will be governed by the Laws of the state of Ohio.

VIII.           Acknowledgements

A.         In General

          I hereby agree to online account access and transaction capabilities for this account through the IPS Fund’s Internet site at http://www.ipsfunds.com. I understand that this agreement will remain effective until it is revoked.

            By opening an account I authorize IPS Funds to issue an account number and associate this account with the registered user name and password that will be established for it.

          By signing this Agreement I acknowledge that I have read the iFund’s prospectus and the terms of this Agreement. I further acknowledge that I am willing to participate in the iFund’s management through the processes and methods described in this Agreement and in the iFund’s prospectus. I also acknowledge that I understand how the iFund will operate, and represent that I have the requisite financial sophistication and ability to participate in the iFund’s management.

B.           Acknowledgment of IPS' Right to Forcibly Redeem Shareholders who Violate Agreement

          I acknowledge that IPS reserves the right to forcibly redeem my account if I violate ANY of the terms of this agreement. If forcibly redeemed, I will be given the proceeds of my investments (valued as of the time they are redeemed) and may not be allowed ever to invest in the Fund again. I understand that forcible redemption may create an investment loss or unfavorable tax consequence. I agree that neither IPS iFund nor the Advisor will be liable for any such losses or unfavorable consequences that result from forcible redemption.

C.            Responsibilities

          I understand that I am solely responsible for transactions entered under my Account and in particular, for the following:

1.

For maintaining the confidentiality of my password. I will be responsible for any communications or actions that will occur while using my password, together with any resulting obligations. Furthermore, I agree to immediately notify IPS Funds if my password is lost, stolen, misplaced or has been obtained or utilized by someone else. I will notify IPS Funds by contacting a customer service representative at 1-800-249-6927. I will not assign my password or any rights to use the IPS Web site without the prior written consent of IPS Funds.

2.	For any agreements that I have consented to by pointing and clicking on such consent on the Web site.

3.

For maintaining a valid e-mail account, and for immediately notifying IPS Funds of any change in my e-mail address. I understand that if IPS is unable to contact me via e-mail, telephone or in writing within a reasonable period of time, my account will be redeemed, and the proceeds mailed to my last known address of record. I understand that information relevant to my account will be communicated to me through this e-mail account.

D.           Limitation of Liability of IPS Funds, Its Agents, Affiliates and Independent Providers

          I agree that IPS Funds and the Advisor shall not be liable for any loss, liability, cost or expense incurred either directly or indirectly by me, and I agree to indemnify and hold them harmless for:

  Following the above security and maintenance procedures.

  The impact of any viruses infecting my computer.

  Any malfunction or failure in the operation of the Web site.

  Delivery or acceptance of information or data communicated through the Web site.

  Any losses incurred as a result of forcible redemption.

  Information posted on the Website by other Shareholders. Including, research posted in violation of a research provider’s policy or without their permission.

  Any malfunction associated with software programs or security systems required for the proper use and operation of the Web site, unless such malfunctions or failures are due to the actions or inactions of IPS Funds. Provided, however, that such action or inaction constitutes gross negligence, fraud or malfeasance on the part of IPS Funds.

  Government restrictions, exchange or market rulings, suspension of trading, war, acts of God and other conditions beyond the reasonable control of IPS Funds.

              Furthermore, I agree that, subject to a general standard of reasonableness, the Advisor can take any steps it deems necessary, including superseding the normal investment management process, in managing the Fund or supervising the Fund's management process.

  E.            Indemnification

              I will indemnify and hold harmless IPS Funds for any violation of this Agreement, or violation of any law, rule or any third party rights.

            I understand and agree that opening an account constitutes delivery of this agreement, and that the use of the iFund’s Web site constitutes my full and valid consent to its terms.

  F.           Electronic Delivery

            I consent to receive current versions of the iFund’s Prospectus, annual and semi-annual reports, proxy materials, confirmations and statements, and other shareholder information electronically. I realize that current versions of these documents will not be mailed to me by U.S. mail but instead will be made available to me without charge (online subscription or access fees by Internet service providers may apply) either via e-mail or on the Web site for viewing, downloading and printing. I realize, however, that I may request paper copies of the above information via US mail for free by sending a written, signed request to IPS Funds,

             IPS FUNDS
             C/O FIRSTAR MUTUAL FUND SERVICES, LLC
             PO BOX 701
             MILWAUKEE, WI 53211

            I realize that if I do not maintain an email account, I will not be able to purchase shares of the IPS Funds.

             Name (print):     ____________________________

             Signature:          ____________________________

             Date:                  ____________________________